Exhibit 1.2

ORIGINAL WAS	CERTIFIED TRUE COPIES
FILED AND REGISTERED	OCT 5, 1979
OCT 5, 1979	/s/ signed
M.A. Jorre de St. Jorre	Assistant Deputy Registrar of Companies
REGISTRAR OF COMPANIES	for the Province of British Columbia.

COMPANIES ACT”

MEMORANDUM

PRIME RESOURCES INC.

I wish to be formed into a Company with limited liability under the “companies Act” in pursuance of this Memorandum.

1.

The name of the company is “PRIME RESOURCES INC.”.

2.

The authorized capital of the Company consists of Ten Million (10,000,000) Common Shares without par value.

3.

I agree to take the number of shares in the Company set opposite my name.

Full name, Resident Address	Number of Shares
And Occupation of Subscriber	Taken by Subscriber
/s/ David K. Fraser	One (1) common
DAVID K. FRASER
4183 Marguerite Street
Vancouver, B.C.
(Barrister and Solicitor)

Total Shares Taken	One (1) Common

DATED at Vancouver, British Columbia, the 4th day of October, 1979.